UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 2, 2016 titled “Arcos Dorados Reports Third Quarter 2016 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 2, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS

Achieved as reported revenue and mid-teen comparable sales growth and delivered consolidated Adjusted EBITDA margin expansion versus the prior year

Montevideo, Uruguay, November 2, 2016 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the third quarter ended September 30, 2016.

Third Quarter 2016 Key Results

•	As reported consolidated revenues increased 2.9% to $775.7 million versus the third quarter of 2015. On a constant currency basis[1], consolidated revenues grew 15.3%, or 12.4% excluding Venezuela.

•	Systemwide comparable sales rose 15.6% year-over-year, or 11.8% excluding Venezuela.

•	Adjusted EBITDA increased 24.0% to $63.2 million year-over-year. Constant currency Adjusted EBITDA grew 45.9% year-over-year, or 29.5% excluding Venezuela.

•	Consolidated Adjusted EBITDA margin expanded approximately 140 basis points, or 130 basis points excluding Venezuela.

•	As reported General and Administrative expenses (G&A) decreased by $6.5 million, or 10.5% year-over-year, and remained approximately flat on a constant currency basis.

•	As reported net loss was $1.8 million, compared to a net loss of $35.9 million in the same period last year.

“We achieved as reported revenue and mid-teen comparable sales growth, and delivered a meaningful expansion in the consolidated Adjusted EBITDA margin in the third quarter. The latter reflects important efficiencies in payroll and reduced G&A costs, providing us operating leverage in spite of challenging market conditions. Our focus going forward is on modernizing restaurants, piloting technology platforms and updating menu offerings to ensure the best customer experience. These strategic changes are positioning us at the forefront of a recovery in economic growth in the region”, said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

1 For a definition of constant currency results please refer to page 14 of this document.

Third Quarter 2016 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,122			2,140	0.8%

Sales by Company-operated Restaurants	724.3	(89.9)	108.3	742.8	2.5%	15.0%
Revenues from franchised restaurants	29.4	(3.8)	7.3	32.9	12.0%	24.9%
Total Revenues	753.7	(93.7)	115.6	775.7	2.9%	15.3%
Systemwide Comparable Sales						15.6%
Adjusted EBITDA	50.9	(11.2)	23.4	63.2	24.0%	45.9%
Adjusted EBITDA Margin	6.8%			8.1%
Net income (loss) attributable to AD	(35.9)	(12.3)	46.4	(1.8)	94.9%	129.2%
No. of shares outstanding (thousands)	210,538			210,711
EPS (US$/Share)	(0.17)			(0.01)

(3Q16 = 3Q15 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

Arcos Dorados’ third quarter as reported revenues increased by 2.9% as constant currency revenue growth of 15.3% more than offset depreciation of local currencies. While the Argentine peso and Venezuelan bolivar both depreciated, the Brazilian real appreciated 8% year-over-year. Constant currency revenue growth was driven by a 15.6% expansion in systemwide comparable sales, due to average check growth, partially offset by a modest decline in traffic.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 3Q16 Adjusted EBITDA

*Net impact of: Currency Translation (-$7.2 million) and Constant Currency Growth ($8.2 million).

Third quarter consolidated as reported Adjusted EBITDA increased 24.0% as constant currency growth more than offset the currency translation impact, mainly in Argentina and Venezuela. Brazil was the key contributor to expanded Adjusted EBITDA during the quarter, followed by the Caribbean division and NOLAD, while SLAD’s result declined due to margin contraction and the year-over-year depreciation of the Argentine peso. Additionally, the Corporate segment contributed positively to consolidated Adjusted EBITDA during the quarter.

The Adjusted EBITDA margin expanded by almost 140 basis points to 8.1%, supported by margin expansion in Brazil, the Caribbean division, NOLAD and the Corporate segment, partially offset by margin contraction in SLAD. The key drivers for margin expansion were efficiencies in Payroll and G&A expenses, which more than offset higher Food and Paper (F&P) costs as a percentage of revenues. Additionally, Adjusted EBITDA benefited from the refranchising of certain company-operated restaurants, as part of the Company’s asset monetization strategy. Excluding the refranchising inflows, consolidated Adjusted EBITDA margin increased by about 60 basis points.

As reported, consolidated G&A decreased by 10.5% year-over-year, or over 100 basis points as a percentage of revenues. Importantly, G&A remained broadly flat year-over-year on a constant currency basis. This reflects efficiencies related to the reorganization plan implemented in the fourth quarter of 2015, which more than offset inflation-driven growth in G&A expenses, including Argentine peso denominated corporate expenses.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,988			2,007	1.0%

Sales by Company-operated Restaurants	716.6	(70.3)	87.8	734.1	2.4%	12.3%
Revenues from franchised restaurants	28.6	(1.6)	4.9	31.9	11.7%	17.2%
Total Revenues	745.1	(71.9)	92.7	766.0	2.8%	12.4%
Systemwide Comparable Sales						11.8%
Adjusted EBITDA	51.4	(4.0)	15.2	62.6	21.8%	29.5%
Adjusted EBITDA Margin	6.9%			8.2%
Net income (loss) attributable to AD	(32.3)	(1.5)	35.3	1.5	104.8%	109.3%
No. of shares outstanding (thousands)	210,538			210,711
EPS (US$/Share)	(0.15)			0.01

Excluding the Company’s Venezuelan operation, as reported revenues increased by 2.8% year-over-year as constant currency growth of 12.4% more than offset the depreciation of the Argentine peso, as well as other currencies in the Company’s territory. Constant currency growth was supported by an 11.8% increase in systemwide comparable sales, driven by average check growth.

Adjusted EBITDA increased 21.8% on an as reported basis, as constant currency growth more than offset currency translation impacts. In constant currency terms, Adjusted EBITDA increased 29.5%. The Adjusted EBITDA margin expanded by about 130 basis points to 8.2%. The result reflects efficiencies in Payroll costs and G&A expenses, partially offset by higher F&P costs as a percentage of revenues. Adjusted EBITDA excluding Venezuela also benefited from the refranchising of certain company-operated restaurants, as part of the Company’s asset monetization initiative.

Non-operating Results

Non-operating results for the third quarter reflected a $3.3 million foreign currency exchange loss, versus a loss of $27.9 million last year. The result was due to the significantly higher depreciation of the Brazilian real during the third quarter of 2015 versus the same period this year, combined with an increased net exposure to the Brazilian real. Net interest expense increased $3.7 million year-over-year to $18.2 million in the quarter, mainly due to higher interest expenses on the BRL-denominated debt, which more than offset lower interest expenses on the 2023 USD notes.

The Company reported an income tax expense of $18.0 million in the quarter, compared to an income tax expense of $14.1 million in the prior year period.

Third quarter net loss attributable to the Company totaled $1.8 million, compared to a net loss of $35.9 million in the same period of 2015. The improvement reflects stronger operating results coupled with lower foreign exchange losses, partially offset by higher net interest and income tax expenses. The third quarter 2016 operating result included the recognition of $5.8 million related to the Company’s refranchising initiative, which was recorded within “Other operating income (expense), net” line on the Company’s income statement.

The Company reported a basic net loss per share of $0.01 in the third quarter of 2016, compared to a loss per share of $0.17 in the previous corresponding period. Total weighted average shares for the third quarter of 2016 were 210,710,861, as compared to 210,537,949 in the third quarter of 2015, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division2:

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	869			890	2.4%

Total Revenues	311.8	27.1	18.2	357.0	14.5%	5.8%
Systemwide Comparable Sales						6.3%
Adjusted EBITDA	26.2	2.7	10.3	39.2	49.6%	39.5%
Adjusted EBITDA Margin	8.4%			11.0%

Brazil’s as reported revenues increased by 14.5%, supported by constant currency growth as well as the 8% year-over-year average appreciation of the Brazilian real. Excluding the benefit of currency translation, constant currency revenues increased 5.8% year-over-year, supported by 6.3% comparable sales growth and the contribution of new restaurant openings, partially offset by the refranchising of certain company-operated restaurants during the last twelve months. The latter generated a net negative contribution to constant currency revenue growth. Systemwide comparable sales were driven by average check growth, partially offset by a modest decline in traffic against a backdrop of continued soft consumer spending. Traffic was also impacted by a tough comparison with the Minions Happy Meal campaign in the prior year quarter.

Marketing activities in the quarter included the “Novinhos Cheddar” campaign, the launch of the McFlurry Kit Kat in the dessert category and the continuation of the affordability platform. The Happy Meal performed well with “Talking Tom” and “The Secret Life of Pets” properties Also in the quarter, the Company launched the McShake Ovomaltine, which has performed strongly since its introduction.

As reported Adjusted EBITDA increased by 49.6% year-over-year and 39.5% on a constant currency basis. The Adjusted EBITDA margin expanded by about 260 basis points to 11.0%, as efficiencies in Payroll, G&A and Occupancy and Other Operating expenses more than offset higher F&P costs as a percentage of revenues. Additionally, a positive variance in Other Operating Income as a percentage of revenues, which included $5.8 million from the Company’s refranchising initiative, contributed to margin expansion in the quarter. Excluding the refranchising inflows, Brazil’s Adjusted EBITDA margin increased by nearly 100 basis points. Increased F&P costs as a percentage of revenues mainly reflect the higher FX rate at which the Company hedged its exposure to imported goods.

2 As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company’s management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

NOLAD

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	514			515	0.2%

Total Revenues	93.5	(6.8)	8.1	94.7	1.4%	8.6%
Systemwide Comparable Sales						5.6%
Adjusted EBITDA	9.0	(0.4)	1.9	10.5	17.3%	21.4%
Adjusted EBITDA Margin	9.6%			11.1%

NOLAD’s as reported revenues increased by 1.4% year-over-year as constant currency growth of 8.6% more than offset currency translation impacts, mainly from the 14% year-over-year average depreciation of the Mexican peso. Systemwide comparable sales increased 5.6%, largely driven by average check growth combined with a modest increase in traffic across the division.

Marketing initiatives in the quarter included the launch of the new affordability platform, “McTrio 3x3”, “Talking Tom” in the Happy Meal and the McFlurry Snickers in the dessert category, among others.

As reported Adjusted EBITDA increased by 17.3%, or 21.4% on a constant currency basis, continuing a trend of strong performance and margin expansion. The Adjusted EBITDA margin expanded by about 150 basis points to 11.1% in the third quarter, mainly driven by efficiencies in G&A, Occupancy and Other Operating expenses and Payroll as a percentage of revenues. F&P costs as a percentage of revenues remained broadly flat during the quarter.

SLAD

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	383			383	0.0%

Total Revenues	252.3	(92.0)	61.8	222.1	-12.0%	24.5%
Systemwide Comparable Sales						25.3%
Adjusted EBITDA	31.0	(10.8)	2.6	22.8	-26.4%	8.4%
Adjusted EBITDA Margin	12.3%			10.3%

The SLAD division’s as reported revenues decreased by 12.0% mainly due to the 62% year-over-year average depreciation of the Argentine peso. On a constant currency basis, revenues increased 24.5% year-over-year. Systemwide comparable sales increased 25.3%, primarily driven by average check growth and an increase in traffic.

Marketing activities in the quarter included the Grand Big Mac campaign, “Talking Tom” in the Happy Meal, the launch of the McFlurry “Abuela Goye” in the dessert category and the continuation of the Company’s affordability platform, among others.

Adjusted EBITDA decreased 26.4% on an as reported basis but rose 8.4% in constant currency terms. The Adjusted EBITDA margin contracted by about 200 basis points to 10.3%, driven by higher F&P and Occupancy and Other Operating expenses, partially offset by efficiencies in Payroll costs as a percentage of revenues. F&P costs rose as a percentage of revenues in the quarter, primarily due to price adjustments below cost increases designed to sustain traffic in Argentina’s difficult consumer environment.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	356			352	-1.1%

Total Revenues	96.2	(22.0)	27.6	101.8	5.8%	28.7%
Systemwide Comparable Sales						37.0%
Adjusted EBITDA	2.6	(7.2)	10.7	6.2	132.2%	405.3%
Adjusted EBITDA Margin	2.8%			6.0%

The Caribbean division’s as reported revenues increased by 5.8%, as constant currency growth exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Revenues in constant currency rose 28.7% year-over-year. Systemwide comparable sales increased by 37.0%, with average check growth more than offsetting a decrease in traffic.

Marketing initiatives in the quarter included “Talking Tom” in the Happy Meal, the Grand Big Mac campaign, the McFlurry “Jet Cruji” and the continuation of “Almuerzos Colombianos” in the affordability platform, among others.

As reported Adjusted EBITDA totaled $6.2 million in the third quarter, compared with $2.6 million in the prior year quarter. The Adjusted EBITDA margin expanded to 6.0% from 2.8%, driven by efficiencies in all key cost line items.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	222			219	-1.4%

Total Revenues	87.6	(0.2)	4.7	92.1	5.1%	5.4%
Systemwide Comparable Sales						4.6%
Adjusted EBITDA	3.1	(0.0)	2.5	5.6	79.5%	80.0%
Adjusted EBITDA Margin	3.6%			6.1%

As reported revenues in the Caribbean division, excluding Venezuela, increased by 5.1% as constant currency growth of 5.4% more than offset currency translation impacts. Constant currency growth was supported by the ongoing strong performance of the Colombian operation. Comparable sales increased by 4.6%, mainly driven by traffic growth.

Adjusted EBITDA totaled $5.6 million, compared to $3.1 million in the same period of 2015. The Adjusted EBITDA margin expanded by about 250 basis points to 6.1%, mainly driven by efficiencies in F&P costs, G&A and Occupancy and Other Operating expenses, partially offset by higher Payroll costs as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*

	September 2016	June 2016	March 2016	December 2015	September 2015
Brazil	890	884	883	883	869
NOLAD	515	516	516	518	514
SLAD	383	382	382	384	383
Caribbean	352	353	355	356	356
TOTAL	2,140	2,135	2,136	2,141	2,122
LTM Net Openings	18	15	17	20	36

* Considers Company-operated and franchised restaurants at period-end

The Company opened 33 new restaurants during the twelve-month period ended September 30, 2016, resulting in a total of 2,140 restaurants. Also during the period, the Company added 133 Dessert Centers bringing the total to 2,693. McCafés totaled 315 as of September 30, 2016.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $112.2 million at September 30, 2016. The Company’s total financial debt (including derivative instruments) was $611.6 million. Net debt was $499.3 million and the Net Debt/Adjusted EBITDA ratio was 2.0x at September 30, 2016.

Net cash provided by operating activities was $50.5 million in the third quarter of 2016, while cash used in financing activities amounted to $65.5 million. The latter included $61.0 million related to the final payment of the remaining outstanding amount of the BRL 2016 Notes which matured on July 13, 2016. During the quarter, capital expenditures totaled $24.2 million.

Figure 9. Consolidated Financial Ratios

(In thousands of U.S. dollars, except ratios)

	September 30	December 31
	2016	2015
Cash & cash equivalents	112,207	112,519
Total Financial Debt (i)	611,552	650,452
Net Financial Debt (ii)	499,345	537,933
Total Financial Debt / LTM Adjusted EBITDA ratio	2.5	2.8
Net Financial Debt / LTM Adjusted EBITDA ratio	2.0	2.3

(i)Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $0.99 million and $6.7 million as a reduction of financial debt as of September 30, 2016 and December 31, 2015, respectively).

(ii) Total financial debt less cash and cash equivalents.

First Nine Months of 2016

For the nine months ended September 30, 2016, the Company’s as reported revenues declined by 7.3% to $2,121.5 million with constant currency growth of 13.8% more than offset by currency translation impacts. As reported Adjusted EBITDA was $152.2 million, a 13.7% increase compared to the first nine months of 2015. On a constant currency basis, Adjusted EBITDA increased by 49.0%. The reported Adjusted EBITDA margin expanded by about 130 basis points to 7.2%, as leverage in G&A expenses and Payroll costs more than offset higher F&P costs as a percentage of revenues. Adjusted EBITDA benefited from G&A savings as a result of the optimization plan carried out in the fourth quarter of 2015. Additionally, Adjusted EBITDA included $10.7 million from the refranchising of some company-operated restaurants primarily in Brazil. Excluding the refranchising inflows, the consolidated Adjusted EBITDA margin increased by about 80 basis points.

Year-to-date consolidated net income amounted to $57.7 million, compared with a loss of $57.2 million in the same period of 2015. Net income in the first nine months of 2016 reflected stronger operating results, which included $59.0 million from asset monetization initiatives, coupled with a positive foreign exchange result, partially offset by income tax and net interest expenses. The net loss in the first nine months of 2015 reflected weaker operating results, which included impairment charges and inventory write downs related to the Venezuelan operation, coupled with negative foreign exchange results and net interest expenses.

Excluding the Venezuelan operation, the Company’s revenues declined by 7.7%, but increased by 10.9% on a constant currency basis. Adjusted EBITDA increased by 7.1%, as reported, and 27.5% on a constant currency basis. The reported Adjusted EBITDA margin expanded by about 100 basis points to 7.4%, as leverage in G&A and Payroll costs more than offset higher F&P as a percentage of revenues.

During the first nine months of 2016, capital expenditures totaled $52.1 million.

Quarter Highlights & Recent Developments

Asset Monetization Initiative

The Company had received cumulative cash proceeds of around $112.0 million through September 30, 2016 as a result of its asset monetization initiatives, since they were launched. Approximately $93.0 million related to the redevelopment of certain real estate assets and $19.0 million to the refranchising of a number of company-operated restaurants.

Brazilian Real (“BRL”) Denominated 2016 Notes

On July 13, 2016, the Company paid at maturity the remaining BRL 201 million of outstanding principal of the original BRL 675 million principal of the 2016 Notes. Proceeds from the four-year BRL 613.9 million secured loan agreement obtained by the Company’s Brazilian subsidiary on March 29, 2016 were the primary source of financing for this payment.

Covenants under the Master Franchise Agreement (MFA)

The MFA requires the Company, among other obligations, to maintain a minimum fixed charge coverage ratio of 1.50x, as well as a maximum leverage ratio of 4.25x. As of September 30, 2016, the fixed charge coverage ratio was 1.67x and the leverage ratio was 4.08x.

Investor Relations Contact	Media Contact
Daniel Schleiniger Sr. Director of Corporate Communications & Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com +54 11 4711 2675 www.arcosdorados.com/ir	MBS Value Partners Katja Buhrer katja.buhrer@mbsvalue.com +1 917 969 3438

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2016. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-offs of property and equipment, impairment of long-lived assets, stock-based compensation in connection with the Company’s initial public listing, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

Third Quarter 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Third Quarter & First Nine Months 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2016	2015	2016	2015
REVENUES
Sales by Company-operated restaurants	742,767	724,326	2,032,856	2,196,499
Revenues from franchised restaurants	32,889	29,369	88,615	91,255
Total Revenues	775,656	753,695	2,121,471	2,287,754
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(269,737)	(256,781)	(740,453)	(776,799)
Payroll and employee benefits	(160,671)	(162,712)	(444,682)	(498,809)
Occupancy and other operating expenses	(198,449)	(195,309)	(557,546)	(599,835)
Royalty fees	(37,689)	(36,601)	(103,388)	(111,901)
Franchised restaurants - occupancy expenses	(14,233)	(12,961)	(40,023)	(42,051)
General and administrative expenses	(55,818)	(62,342)	(157,817)	(195,488)
Other operating income (expenses), net	(502)	(6,151)	46,921	(22,742)
Total operating costs and expenses	(737,099)	(732,857)	(1,996,988)	(2,247,625)
Operating income	38,557	20,838	124,483	40,129
Net interest expense	(18,196)	(14,482)	(53,233)	(47,679)
Gain (Loss) from derivative instruments	(22)	(97)	(52)	(222)
Foreign currency exchange results	(3,306)	(27,939)	28,900	(47,951)
Other non-operating expense, net	(796)	(18)	(1,562)	(182)
Income (loss) before income taxes	16,237	(21,698)	98,536	(55,905)
Income tax (expense) benefit	(18,003)	(14,134)	(40,732)	(1,077)
Net income (loss)	(1,766)	(35,832)	57,804	(56,982)
Less: Net income attributable to non-controlling interests	(68)	(92)	(145)	(202)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	(1,834)	(35,924)	57,659	(57,184)
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ (0.01)	$ (0.17)	$ 0.27	$ (0.27)
Weighted-average number of common shares outstanding-Basic	210,710,861	210,537,949	210,625,380	210,401,634
Adjusted EBITDA Reconciliation
Operating income	38,557	20,838	124,483	40,129
Depreciation and amortization	24,736	27,399	74,326	83,259
Operating charges excluded from EBITDA computation	(135)	2,709	(46,640)	10,465
Adjusted EBITDA	63,158	50,946	152,169	133,853
Adjusted EBITDA Margin as % of total revenues	8.1%	6.8%	7.2%	5.9%

Third Quarter 2016 Results by Division

(In thousands of U.S. dollars)

Figure 11. Third Quarter & First Nine Months 2016 Consolidated Results by Division

(In thousands of U.S. dollars)

	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2016	2015	(Decr)	Incr/(Decr)%	2016	2015	(Decr)	Incr/(Decr)%
Revenues
Brazil	357,034	311,815	14.5%	5.8%	955,062	1,028,589	-7.1%	4.9%
Caribbean	101,759	96,152	5.8%	28.7%	298,045	292,860	1.8%	27.6%
NOLAD	94,743	93,451	1.4%	8.6%	268,203	271,217	-1.1%	6.9%
SLAD	222,120	252,277	-12.0%	24.5%	600,161	695,088	-13.7%	24.0%
TOTAL	775,656	753,695	2.9%	15.3%	2,121,471	2,287,754	-7.3%	13.8%

Operating Income (loss)
Brazil	27,602	12,739	116.7%	102.3%	71,962	58,522	23.0%	42.1%
Caribbean	(2,594)	(5,376)	-51.7%	-253.1%	(16,959)	(29,980)	43.4%	137.9%
NOLAD	5,441	2,122	156.4%	153.5%	55,800	1,535	3535.2%	4008.9%
SLAD	19,543	26,632	-26.6%	11.5%	44,496	61,445	-27.6%	11.4%
Corporate and Other	(11,435)	(15,279)	-25.2%	8.1%	(30,816)	(51,393)	40.0%	11.4%
TOTAL	38,557	20,838	85.0%	152.2%	124,483	40,129	210.2%	349.9%

Adjusted EBITDA
Brazil	39,172	26,177	49.6%	39.5%	104,967	100,602	4.3%	19.9%
Caribbean	6,150	2,649	132.2%	405.3%	10,067	(484)	2180.0%	5808.7%
NOLAD	10,518	8,963	17.3%	21.4%	25,983	21,442	21.2%	22.7%
SLAD	22,796	30,983	-26.4%	8.4%	54,880	75,012	-26.8%	8.7%
Corporate and Other	(15,478)	(17,826)	-13.2%	12.3%	(43,728)	(62,719)	30.3%	9.6%
TOTAL	63,158	50,946	24.0%	45.9%	152,169	133,853	13.7%	49.0%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina	Venezuela
3Q16	3.25	18.76	14.95	646.01
3Q15	3.54	16.44	9.25	199.11

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 13. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30	December 31
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	112,207	112,519
Accounts and notes receivable, net	66,643	63,348
Other current assets (1)	205,300	203,129
Total current assets	384,150	378,996
Non-current assets
Property and equipment, net	848,637	833,357
Net intangible assets and goodwill	47,064	49,486
Deferred income taxes	75,164	63,321
Other non-current assets (2)	86,267	78,042
Total non-current assets	1,057,132	1,024,206
Total assets	1,441,282	1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	185,457	187,685
Taxes payable (3)	103,487	97,587
Accrued payroll and other liabilities	131,486	93,112
Other current liabilities (4)	12,805	30,824
Provision for contingencies	469	512
Financial debt (5)	21,188	165,866
Deferred income taxes	1,890	1,728
Total current liabilities	456,782	577,314
Non-current liabilities
Accrued payroll and other liabilities	23,439	19,381
Provision for contingencies	24,553	20,066
Financial debt (6)	591,358	491,327
Deferred income taxes	7,249	8,224
Total non-current liabilities	646,599	538,998
Total liabilities	1,103,381	1,116,312
Equity
Class A shares of common stock	373,967	371,857
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,000	12,606
Retained earnings	250,817	193,158
Accumulated other comprehensive losses	(433,364)	(424,263)
Total Arcos Dorados Holdings Inc shareholders’ equity	337,335	286,273
Non-controlling interest in subsidiaries	566	617
Total equity	337,901	286,890
Total liabilities and equity	1,441,282	1,403,202

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "Deferred income taxes".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".